Exhibit 12

AMERICAN GENERAL FINANCE, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

Three Months Ended March 31,
(dollars in thousands)	2008	2007
Earnings: (Loss) income before credit for income taxes	$ (51,127)	$ 10,354
Interest expense	316,979	310,437
Implicit interest in rents	5,684	5,492
Total earnings	$271,536	$326,283
Fixed charges: Interest expense	$316,979	$310,437
Implicit interest in rents	5,684	5,492
Total fixed charges	$322,663	$315,929
Ratio of earnings to fixed charges	0.84	1.03

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